Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Year Ended December 31

	2004		2003		2002		2001		2000

			(Restated)
(Loss) earnings from continuing operations before provision for income taxes	$(94)		$104		$894		$83		$2,097
Adjustments:
Minority interest in income/(loss) of subsidiaries with fixed charges	2		24		17		(11)		11
Undistributed (earnings)/ loss of equity method investees	(30)		41		107		77		36
Interest expense	168		147		173		218		178
Interest component of rental expense (1)	54		53		53		42		52
Amortization of capitalized interest	25		27		28		28		28

Earnings as adjusted	$125		$396		$1,272		$437		$2,402

Fixed charges:
Interest expense	168		147		173		218		178
Interest component of rental expense (1)	54		53		53		42		52
Capitalized interest	2		2		3		12		40

Total fixed charges	$224		$202		$229		$272		$270

Ratio of earnings to fixed charges	0.6	x	2.0	x	5.6	x	1.6	x	8.9	x

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.